Exhibit 21.1

LIST OF THE REGISTRANT’S SIGNIFICANT SUBSIDIARIES

Name of Subsidiary	State of Incorporation

Mountaineer Park, Inc.	West Virginia
Speakeasy Gaming of Las Vegas, Inc.	Nevada
Speakeasy Gaming of Reno, Inc.	Nevada
Speakeasy Gaming of Fremont, Inc.	Nevada
Speakeasy Fremont Street Experience Operating Company	Nevada
Scioto Downs, Inc.	Ohio
Presque Isle Downs, Inc.	Pennsylvania